Via Facsimile and U.S. Mail
Mail Stop 6010


June 17, 2005


Mr. Brian Lenz
Chief Financial Officer and Secretary
VioQuest Pharmaceuticals, Inc.
7 Deer Park Drive, Suite E
Princeton Corporate Plaza
Monmouth Junction, NJ  08852

Re:	VioQuest Pharmaceuticals, Inc.
	Form 10-KSB for the fiscal year ended December 31, 2004
      Filed on March 31, 2005
	File No. 000-16686

Dear Mr. Lenz:

      We have reviewed your response letter dated June 6, 2005 to our comment letter dated April 29, 2005 and have the following comments.
Where indicated, we think you should revise your Form 10-KSB for the year ended December 31, 2004 and your Form 10-QSB for the quarter ended March 31, 2005 to include the revisions you have proposed in the draft Form 10-KSB/A for the year ended December 31, 2004 that you provided us and in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

		Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Item 6. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations or Plan of Operations, page 20

Results of Operations - Years ended December 31, 2004 vs. 2003, page
21

1. Please refer to your response to our prior comment number one.
In
addition to the proposed qualitative discussion you provided in your draft Form 10-KSB/A, please quantify the impacts of the qualitative factors disclosed. Refer to Item 303(b)(1) of Regulation S-B.

2. Please refer to your response to our prior comment number three.
Please provide to us your analysis under SFAS 2 of why these costs are research and development costs.

Critical Accounting Policies and Estimates, page 24

Revenue Recognition, page 24

3. We note your proposed disclosure in your draft Form 10-KSB/A as a result of our comment number six. Please expand your disclosure to address the judgments and estimates inherent to your determination of net revenue. Additionally, please clarify for us, and in the document whether those estimates relate to sales returns, discounts or allowances. If your estimates do relate to those items that reduce your net revenue, please revise your disclosures to address the information we requested in our initial comment.

Consolidated Statements of Operations, page F-4

4. Refer to your responses to comments eight and nine. We believe that your proposed revisions should be made in the amendment to your
December 31, 2004 Form 10-KSB.

Note 5.  Rights to Intellectual Property - F-14

5. Please refer to your response to our prior comment number 11. Please include your proposed disclosures in an amendment to your December 31, 2004 10-KSB. Specifically address in this policy how the outcome of defending your patents impacts the amounts capitalized. Also include a discussion of the specific items that resulted in the increases in each the current period.





      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	As requested in our prior comment letter, please provide, in your response letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tabatha Akins, Senior Accountant, at 202-
551-
3658, or James Atkinson, Accounting Branch Chief, at 202-551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
						Senior Assistant Chief Accountant
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Mr. Brian Lenz
VioQuest Pharmaceuticals
June 17, 2005
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